Exhibit 99.1

QIWI Announces Fourth Quarter and Full Year 2016 Financial Results

Fourth Quarter Total Adjusted Net Revenue Increases 6% to RUB 2,821 Million and Adjusted Net Profit

Increases 9% to RUB 940 Million or RUB 15.43 per diluted share

Full-Year 2016 Total Adjusted Net Revenue Increases 4% to RUB 10,611 Million and Adjusted Net Profit

Increases 14% to RUB 4,714 Million or RUB 77.73 per diluted share

QIWI acquires Flocktory LTD

QIWI gives 2017 Guidance

Board of Directors Approves Dividend of 19 cents per share

NICOSIA, CYPRUS – March 22, 2017 – QIWI plc, (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the fourth quarter and year ended December 31, 2016.

Fourth Quarter 2016 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 6% to RUB 2,821 million ($46.5 million)

•	Adjusted EBITDA increased 4% to RUB 1,260 million ($20.8 million)

•	Adjusted Net Profit increased 9% to RUB 940 million ($15.5 million), or RUB 15.43 per diluted share

•	Total payment volume decreased 1% to RUB 231.1 billion ($3.8 billion)

Full-Year 2016 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 4% to RUB 10,611 million ($174.9 million)

•	Adjusted EBITDA increased 7% to RUB 6,035 million ($99.5 million)

•	Adjusted Net Profit increased 14% to RUB 4,714 million ($77.7 million), or RUB 77.73 per diluted share

•	Total payment volume decreased 2% to RUB 847.0 billion ($14.0 billion)

•	Visa QIWI Wallet active accounts increased 7% to 17.2 million

“Although in 2016 our core business was pressured by a range of factors including macroeconomic slowdown in Russia and overall consumer weakness, I perceive that our results prove our ability to execute our strategy and develop attractive and useful product offerings in the markets we service,” said Sergey Solonin, QIWI’s chief executive officer. “Notwithstanding the challenging market, we managed to increase our payment adjusted net revenue as well as adjusted net profit as we successfully implemented our cost control program. Although, 2017 will likely continue to be challenging for our core business, we will continue to focus on executing our strategy and developing our new products.”

Fourth Quarter 2016 Results

Revenues: Total Adjusted Net Revenue for the quarter ended December 31, 2016 was RUB 2,821 million ($46.5 million), an increase of 6% compared with RUB 2,659 million in the prior year.

Payment Adjusted Net Revenue was RUB 2,389 million ($39.4 million), an increase of 21% compared with RUB 1,971 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an improvement in yields across all market verticals resulting largely from shift in product mix as well as volume growth in the Money Remittance and E-commerce market vertical partially offset by a decrease in payment volumes in the Telecom, Other and Financial Services market verticals.

Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks, cash and settlement services and advertising, was RUB 432 million ($7.1 million), a decrease of 37% compared with RUB 688 million in the prior year. The decline in the fourth quarter was mainly due to the decrease in revenue from fees for inactive accounts and unclaimed payments, cash and settlement services, advertising revenue and revenue from sale of kiosks slightly offset by increase in interest revenue. Fees for inactive accounts and unclaimed payments for the fourth quarter ended December 31, 2016 were RUB 228 million ($3.8 million) compared with RUB 397 million in the prior year primarily due to effect of change in the Company’s approach towards recognition of revenue for unclaimed payments. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments decreased 30% compared with the same period in the prior year.

Total Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 15% compared with the same period in the prior year.

Adjusted EBITDA: For the quarter ended December 31, 2016, Adjusted EBITDA was RUB 1,260 million ($20.8 million), an increase of 4% compared with RUB 1,217 million in the prior year. Adjusted EBITDA increase was largely driven by an increase in Adjusted Net Revenue offset by slightly higher SG&A expense due to increase in personnel expenses (excluding effect of share based payments) to RUB 423 million for the quarter ended December 31, 2016 as compared to RUB 361 million for same period in the prior year and office maintenance expenses in connection with the launch of a new project SOVEST. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 44.7% compared with 45.8% in the prior year. Adjusted EBITDA excluding fees for inactive accounts and unclaimed payments was RUB 1,032 million ($17.0 million), an increase of 26% compared with RUB 820 million in the prior year. Adjusted EBITDA margin excluding fees for inactive accounts and unclaimed payments was 39.8% compared with 36.3% in the prior year.

Adjusted Net Profit: For the quarter ended December 31, 2016, Adjusted Net Profit was RUB 940 million ($15.5 million), an increase of 9% compared with RUB 860 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA as well as recognition of an income tax credit of RUB 34 million in fourth quarter 2016 as opposed to the income tax expense of RUB 139 million for the same period in the prior year and decrease of foreign exchange loss1 generated in the fourth quarter of 2016 as compared to the fourth quarter of 2015. Adjusted Net Profit excluding fees for inactive accounts and unused balances (net of tax) increased 40% compared with the prior year.

Other Operating Data: For the quarter ended December 31, 2016, total payment volume was RUB 231.1 billion ($3.8 billion), a decrease of 1% compared with RUB 234.1 billion in the prior year. Dynamics of payment volume was driven by mixed trends across market verticals with growth in Money Remittances

[1]	Foreign exchange gain/loss is calculated as total foreign exchange gain/loss, net recognized in the statement of comprehensive income excluding the effect of foreign exchange gain/loss on June 2014 offering proceed market vertical resulting largely from secular growth in card to card transfers and E-commerce market vertical offset by declining volumes across Telecom, Other and to a lesser extent Financial Services market verticals. Payment average net revenue yield was 1.03%, an increase of 19 bps compared with 0.84% in the prior year primarily due to the shift of the revenue mix towards higher yielding services.

Total average Net Revenue Yield was 1.22%, an increase of 8 bps as compared with 1.14% in the prior year. Total average Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.12%, an increase of 16 bps as compared with the same period in the prior year.

Full-Year 2016 Results

Revenues: Total Adjusted Net Revenue for the year ended December 31, 2016 was RUB 10,611 million ($174.9 million), an increase of 4% compared with RUB 10,228 million in the prior year.

Payment Adjusted Net Revenue was RUB 8,510 million ($140.3 million), an increase of 13% compared with RUB 7,522 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an increase in payment volume in E-commerce and Money Remittances market verticals as well as net revenue yields improvement in certain market verticals, especially Money Remittances, resulting from product mix shifts towards higher yielding services, that was in turn partially offset by the declining volumes in Telecom and Other market verticals.

Other Adjusted Net Revenue was RUB 2,101 million ($34.6 million), a decrease of 22% compared with RUB 2,706 million in the prior year. Revenue from fees for inactive accounts and unclaimed payments was RUB 1,290 million ($21.3 million) in 2016 compared to RUB 1,113 million in the prior year due to the same reasons discussed for the fourth quarter including changes of the write-off policy offset by the effect of change in the Company’s approach towards recognition of revenue for unclaimed payments. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments decreased 49% compared with the same period in the prior year.

Total Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 2% compared with the same period in the prior year.

Adjusted EBITDA: For the year ended December 31, 2016, Adjusted EBITDA was RUB 6,035 million ($99.5 million), an increase of 7% compared with RUB 5,640 million in the prior year. Adjusted EBITDA growth was mainly driven by revenue growth and operating leverage in the business. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 56.9% compared with 55.1% in the prior year. Adjusted EBITDA excluding fees for inactive accounts and unclaimed payments was RUB 4,745 million ($78.2 million), an increase of 5% compared with RUB 4,527 million in the prior year. Adjusted EBITDA margin excluding fees for inactive accounts and unclaimed payments was 50.9% compared with 49.7% in the prior year.

Adjusted Net Profit: For the year ended December 31, 2016, Adjusted Net Profit was RUB 4,714 million ($77.7 million), an increase of 14% compared with RUB 4,142 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA as well as lower income tax expense as compares to the previous year. Adjusted Net Profit excluding fees for inactive accounts and unclaimed payments (net of tax) increased 13% compared with the prior year.

Other Operating Data: For the year ended December 31, 2016, total payment volume was RUB 847.0 billion ($14.0 billion), a decrease of 2% compared with RUB 860.3 billion in the prior year. Payment volume was driven by mixed dynamics with increase in E-commerce, Money remittances and Financial Services offset by decreasing volumes in Telecom and Other market verticals as the result of the decline in our kiosk network. Average payment net revenue yield was 1.00%, an increase of 13 bps compared with 0.87% in the prior year primarily due to product mix shifts towards higher yielding services.

The total average Net Revenue Yield was 1.25%, an increase of 6 bps as compared with 1.19% in the prior year. The total average Net Revenue Yield excluding the effect of inactivity fees was 1.10%, an increase of 4 bps as compared with the same period in the prior year.

The number of active kiosks and terminals was 162,173 including Contact and Rapida physical points of service, a decrease of 6% compared with the prior year, primarily resulting from enhanced controls that the Central Bank of Russia has implemented over the agents. The number of active Visa Qiwi Wallet accounts was 17.2 million as of the end of 2016, an increase of 1.1 million, or 7%, as compared with 16.1 million in 2015. The increase was driven mainly by development of core market verticals through connection of new merchants and better usability of services.

Recent Developments

Dividend: Following the determination of fourth quarter 2016 financial results our Board of Directors approved a dividend of USD 19 cents per share. The dividend record date is March 28, 2017, and the Company intends to pay the dividend on March 29, 2017. The holders of ADSs will receive the dividend shortly thereafter.

Dividend distributions for 2017 are subject to our future cash flow needs, including our cash requirements in connection with our new projects or otherwise.

Regulation by the Central Bank of Russia: Our kiosk network in Russia was affected by the enhanced controls that the Central Bank of Russia has implemented to ensure compliance by the agents with legislation that requires them to remit their proceeds to special accounts, as disclosed in our Form 6-K filed on November 2, 2015.

Although through reducing the size of our network, this adversely affects the availability and convenience of our services to consumers in the short-term, we continue to believe that increased transparency in the kiosk market will ultimately allow us to improve our market share and strengthen our competitive advantages.

SOVEST: In late 2016, we launched a payment-by-installments card program under the SOVEST brand. SOVEST is a new consumer oriented product developed to help customers get easy, convenient and transparent access to funds and purchase goods and services from partner merchants in the most beneficial way.

As of December 31, 2016 operating results of the project were not significant as it was launched on November 22, 2016 and the roll out program started on January 23, 2017.

We will provide key operating metrics for SOVEST project starting first quarter 2017.

Acquisition of Flocktory: On March 22, 2017, QIWI entered into a share purchase agreement to acquire 80% ownership of Flocktory LTD, a SaaS platform for customer lifecycle management and personalization. The company’s business is focused primarily on the development of automated marketing solutions for the e-commerce, financial, media and travel industries, which are based on data collection and analysis. Under the terms of the share purchase agreement, QIWI has agreed to pay RUB 832.8 million in exchange for 80% shares of Flocktory LTD on a fully diluted basis. The remaining 20% ownership in Flocktory LTD remains with the founders and key employees of Flocktory.

2017 Guidance2

QIWI provides its guidance in respect of 2017 outlook:

•	Total Adjusted Net Revenue is expected to increase by 2% to 5% over 2016 including the effect of acquisition; We expect no material contribution to Total Adjusted Net Revenue from SOVEST project.

•	Adjusted Net Profit excluding SOVEST expenses is expected to increase by 2% to 5% over 2016 including the effect of acquisition;

Adjusted Net Profit including SOVEST expenses is expected to decline by 25% to 35% over 2016.

The overall macroeconomic conditions continue to adversely affect the purchasing power and overall consumer sentiment of Russian population. This leads to the overall decrease in consumer spending and consequently our payment volumes across some of our market verticals.

We have also noted negative trends in Money Remittance weak migration trends. We anticipate that downward trends and weaker demand for money remittance services can negatively affect our volumes and revenues in this category.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss fourth quarter and full year 2016 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13649855. The replay will be available until Wednesday, March 29, 2017. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 17.2 million virtual wallets, over 162,000 kiosks and terminals, and enabled merchants to accept over RUB 70 billion cash and electronic payments monthly from over 56 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

[2]	Guidance is provided in Russian rubles

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels and trends in each of our market verticals. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, competition, a decline in average net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2015 (audited)	As of December 31, 2016 (audited)	As of December 31, 2016 (audited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	366	593	10
Goodwill and other intangible assets	12,254	11,022	182
Long-term debt instruments	1,563	399	7
Long-term loans	23	120	2
Other non-current assets	52	40	1
Deferred tax assets	304	270	4

Total non-current assets	14,562	12,444	205

Current assets
Trade and other receivables	5,092	5,679	94
Short-term loans	340	19	0
Short-term debt instruments	1,338	1,772	29
Prepaid income tax	97	77	1
VAT and other taxes receivable	26	22	0
Cash and cash equivalents	19,363	18,997	313
Other current assets	759	639	11

Total current assets	27,015	27,205	449

Assets of disposal group classified as held for sale	—	25	0

Total assets	41,577	39,674	654

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	31
Share premium	12,068	12,068	199
Other reserve	840	1,064	18
Retained earnings	7,177	4,808	79
Translation reserve	461	131	2

Total equity attributable to equity holders of the parent	22,423	19,948	329
Non-controlling interest	13	21	0

Total equity	22,436	19,969	329

Non-current liabilities
Other non-current liabilities	3	2	0
Deferred tax liabilities	1,138	851	14

Total non-current liabilities	1,141	853	14

Current liabilities
Trade and other payables	15,295	16,328	269
Amounts due to customers and amounts due to banks	2,243	2,342	39
Income tax payable	334	68	1
VAT and other taxes payable	119	102	2
Other current liabilities	9	10	0

Total current liabilities	18,000	18,850	311

Liabilities directly associated with the assets of a disposal group classified as held for sale	—	2	0

Total equity and liabilities	41,577	39,674	654

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 60.6569 to U.S. $1.00, which was the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2016.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	December 31, 2015	December 31, 2016	December 31, 2016
	RUB	RUB	USD(1)
Revenue	4,858	4,892	81
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	2,520	2,494	41
Selling general and administrative expenses	1,146	1,226	20
Depreciation and amortization	221	224	4
Impairment of intangible assets	—	878	14
Profit from operations	971	70	1

Loss on disposal of subsidiaries	(71)	(10)	(0)
Other income	5	1	0
Other expenses	(32)	(18)	(0)
Foreign exchange gain	994	295	5
Foreign exchange loss	(439)	(508)	(8)
Interest income	13	7	0
Interest expense	(32)	(12)	(0)

Profit/ (loss) before tax	1,409	(175)	(3)
Income tax expense	(139)	34	1

Net profit/ (loss)	1,270	(141)	(2)

Attributable to:
Equity holders of the parent	1,267	(146)	(2)
Non-controlling interests	3	5	0

Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	144	(55)	(1)
Accumulated exchange differences reclassified to earnings upon disposal of foreign operations	—	—	—

Total comprehensive income/ (loss) net of tax	1,414	(196)	(3)

attributable to:
Equity holders of the parent	1,408	(201)	(3)
Non-controlling interests	6	5	0

Earnings per share:
Basic profit/ (loss) attributable to ordinary equity holders of the parent	20.98	(2.41)	(0.04)

Diluted profit/ (loss) attributable to ordinary equity holders of the parent	20.97	(2.40)	(0.04)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 60.6569 to U.S. $1.00, which was the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2016.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Full Year ended (audited)
	December 31, 2015	December 31, 2016	December 31, 2016
	RUB	RUB	USD(1)
Revenue	17,717	17,880	295
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	8,695	8,646	143
Selling general and administrative expenses	3,469	3,423	56
Depreciation and amortization	689	796	13
Impairment of intangible assets	—	878	14
Profit from operations	4,864	4,137	68

Loss on disposal of subsidiaries	(38)	(10)	(0)
Other income	20	7	0
Other expenses	(43)	(76)	(1)
Foreign exchange gain	2,801	1,040	17
Foreign exchange loss	(1,360)	(1,963)	(32)
Interest income	16	36	1
Interest expense	(109)	(64)	(1)

Profit before tax	6,151	3,107	51
Income tax expense	(877)	(618)	(10)

Net profit	5,274	2,489	41

Attributable to:
Equity holders of the parent	5,187	2,474	41
Non-controlling interests	87	15	0

Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	231	(330)	(5)
Accumulated exchange differences reclassified to earnings upon disposal of foreign operations	56	—	—

Total comprehensive income net of tax	5,561	2,159	36

attributable to:
Equity holders of the parent	5,443	2,144	36
Non-controlling interests	118	15	0

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	89.72	40.91	0.67

Diluted profit attributable to ordinary equity holders of the parent	89.49	40.79	0.67

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 60.6569 to U.S. $1.00, which was the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2016.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Full Year ended (audited)
	December 31, 2015	December 31, 2016	December 31, 2016
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	6,151	3,107	51

Adjustments to reconcile profit before income tax to net cash flow (used in)/generated from operating activities
Depreciation and amortization	689	796	13
Foreign exchange loss/(gain), net	(1,441)	923	15
Interest income, net	(559)	(834)	(14)
Bad debt expense, net	362	215	4
Share-based payments	88	224	4
Impairment of intangible assets	—	878	14
Other	36	80	1

Operating profit before changes in working capital	5,326	5,389	89

(Increase)/decrease in trade and other receivables	2,248	(709)	(12)
(Increase)/decrease in other assets	129	(127)	(2)
Increase in amounts due to customers and amounts due to banks	409	90	1
Increase/(decrease) in accounts payable and accruals	(8,883)	1,020	17
Loans (issued)/repaid from banking operations	40	—	—

Cash (used in)/ generated from operations	(731)	5,663	93

Interest received	716	858	14
Interest paid	(181)	(101)	(2)
Income tax paid	(811)	(877)	(14)

Net cash flow (used in)/ generated from operating activities	(1,007)	5,543	91

Cash flows generated from investing activities
Cash acquired upon /(used in) business combination	3,181	(10)	(0)
Net cash inflow/(outflow) on disposal of subsidiaries	(57)	—	—
Purchase of property and equipment	(88)	(388)	(6)
Purchase of intangible assets	(222)	(298)	(5)
Loans issued	(780)	(675)	(11)
Repayment of loans issued	458	774	13
Purchase of debt instruments	(982)	(549)	(9)
Proceeds from settlement of debt instruments	2,045	1,326	22
Other	1	—	—

Net cash flow generated from investing activities	3,556	180	3

Cash flows used in financing activities
Proceeds from borrowings	58	2	0
Repayment of borrowings	(1,252)	(4)	(0)
Dividends paid to owners of the Group	(699)	(4,628)	(76)
Dividends paid to non-controlling shareholders	—	(7)	(0)
Net cash flow used in financing activities	(1,893)	(4,637)	(76)

Effect of exchange rate changes on cash and cash equivalents	1,612	(1,428)	(24)

Net increase/(decrease) in cash and cash equivalents	2,268	(342)	(6)

Cash and cash equivalents at the beginning of the period	17,095	19,363	319

Cash and cash equivalents at the end of the period	19,363	19,021	314

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 60.6569 to U.S. $1.00, which was the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2016.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, payment revenue in the case of Payment Adjusted Net Revenue, other revenue in the case of Other Adjusted Net Revenue and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card to card transfers and certain wallet to wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unused balances, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	December 31, 2015	December 31, 2016	December 31, 2016
	RUB	RUB	USD(1)
Revenue	4,858	4,892	80.7
Minus: Cost of revenue (exclusive of depreciation and amortization)	2,520	2,494	41.1
Plus: Compensation to employees and related taxes	322	423	7.0

Total Adjusted Net Revenue	2,659	2,821	46.5

Payment Revenue(2)	3,878	4,269	70.4
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	2,164	2,248	37.1
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	257	368	6.1

Payment Adjusted Net Revenue	1,971	2,389	39.4

Other Revenue(5)	980	623	10.3
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	356	246	4.1
Plus: Compensation to employees and related taxes allocated to other revenue(4)	65	55	0.9

Other Adjusted Net Revenue	688	432	7.1

Payment Adjusted Net Revenue	1,971	2,389	39.4
E-commerce	921	1,123	18.5
Financial services	283	324	5.3
Money remittances	416	643	10.6
Telecom	258	216	3.6
Other	92	81	1.3
Other Adjusted Net Revenue	688	432	7.1

Total Adjusted Net Revenue	2,659	2,821	46.5

Net Profit	1,270	(141)	(2.3)

Plus:
Depreciation and amortization	221	224	3.7
Other income	(5)	(1)	(0.0)
Other expenses	32	18	0.3
Foreign exchange gain	(994)	(295)	(4.9)
Foreign exchange loss	439	508	8.4
Interest income	(13)	(7)	(0.1)
Interest expenses	32	12	0.2
Income tax expenses	139	(34)	(0.6)
Share-based payments expenses	26	88	1.5
Gain from disposal of subsidiaries	71	10	0.2
Impairment of intangible assets	—	878	14.5

Adjusted EBITDA	1,217	1,260	20.8

Adjusted EBITDA margin	45.8%	44.7%	44.7%

Net profit	1,270	(141)	(2.3)
Amortization of fair value adjustments(7)	104	120	2.0
Share-based payments expenses	26	88	1.5
Impairment of intangible assets	—	878	14.5
Effect of taxation of the above items	(20)	(204)	(3.4)
Gain from disposal of subsidiaries	71	10	0.2
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	(591)	189	3.1

Adjusted Net Profit	860	940	15.5

Adjusted Net Profit per share:

Basic	14.23	15.52	0.26
Diluted	14.22	15.43	0.25

Shares used in computing Adjusted Net Profit per share
Basic	60,419	60,586	60,586
Diluted	60,451	60,938	60,938

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 60.6569 to U.S. $1.00, which was the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2016.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other Revenue primarily consists of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Full Year ended
	December 31, 2015	December 31, 2016	December 31, 2016
	RUB	RUB	USD(1)
Revenue	17,717	17,880	294.8
Minus: Cost of revenue (exclusive of depreciation and amortization)	8,695	8,646	142.5
Plus: Compensation to employees and related taxes	1,206	1,377	22.7

Total Adjusted Net Revenue	10,228	10,611	174.9

Payment Revenue(2)	13,822	14,999	247.3
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	7,241	7,645	126.0
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	941	1,156	19.1

Payment Adjusted Net Revenue	7,522	8,510	140.3

Other Revenue(5)	3,895	2,881	47.5
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	1,454	1,001	16.5
Plus: Compensation to employees and related taxes allocated to other revenue(4)	265	221	3.6

Other Adjusted Net Revenue	2,706	2,101	34.6

Payment Adjusted Net Revenue	7,522	8,510	140.3
E-commerce	3,439	3,992	65.8
Financial services	1,210	1,378	22.7
Money remittances	1,417	1,963	32.4
Telecom	1,123	881	14.5
Other	334	295	4.9
Other Adjusted Net Revenue	2,706	2,101	34.6

Total Adjusted Net Revenue	10,228	10,611	174.9

Net Profit	5,274	2,489	41.0

Plus:
Depreciation and amortization	689	796	13.1
Other income	(20)	(7)	(0.1)
Other expenses	43	76	1.3
Foreign exchange gain	(2,801)	(1,040)	(17.1)
Foreign exchange loss	1,360	1,963	32.4
Interest income	(16)	(36)	(0.6)
Interest expenses	109	64	1.1
Income tax expenses	877	618	10.2
Share-based payments expenses	88	224	3.7
Loss from disposal of subsidiaries	38	10	0.2
Impairment of intangible assets	—	878	14.5

Adjusted EBITDA	5,640	6,035	99.5

Adjusted EBITDA margin	55.1%	56.9%	56.9%

Net profit	5,274	2,489	41.0
Amortization of fair value adjustments(7)	270	396	6.5
Share-based payments expenses	88	224	3.7
Impairment of intangible assets	—	878	14.5
Effect of taxation of the above items	(52)	(258)	(4.3)
Loss from disposal of subsidiaries	38	10	0.2
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	(1,476)	975	16.1

Adjusted Net Profit	4,142	4,714	77.7

Adjusted Net Profit per share:

Basic	71.64	77.95	1.29
Diluted	71.46	77.73	1.28

Shares used in computing Adjusted Net Profit per share
Basic	57,819	60,478	60,478
Diluted	57,967	60,645	60,645

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 60.6569 to U.S. $1.00, which was the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2016.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other Revenue primarily consists of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended
	December 31, 2015(1)	December 31, 2016	December 31, 2016
	RUB	RUB	USD (2)
Payment volume (billion)(3)	234.1	231.1	3.8

E-commerce	33.1	38.0	0.6
Financial services	71.3	71.1	1.2
Money remittances(4)	46.6	59.6	1.0
Telecom	59.5	47.3	0.8
Other	23.6	15.0	0.2

Payment adjusted net revenue (million)(5)	1,971.0	2,388.6	39.4

E-commerce	921.2	1,123.3	18.5
Financial services	283.4	324.3	5.3
Money remittances(4)	416.2	643.5	10.6
Telecom	258.1	216.4	3.6
Other	92.2	81.1	1.3

Payment average net revenue yield	0.84%	1.03%	1.03%

E-commerce	2.78%	2.96%	2.96%
Financial services	0.40%	0.46%	0.46%
Money remittances(4)	0.89%	1.08%	1.08%
Telecom	0.43%	0.46%	0.46%
Other	0.39%	0.54%	0.54%

Total average Net Revenue Yield	1.14%	1.22%	1.22%
Active kiosks and terminals (units)(6)	172,269	162,173	162,173
Active Visa Qiwi Wallet accounts (million)7)	16.1	17.2	17.2

(1)	Payment volumes, payment adjusted net revenue by vertical and payment average net revenue yields presented for the respective period in 2015 differ from the data previously published, including as presented in our 20-F and our quarterly earnings releases, and reflect adjustments made to the methodology of payment volumes and payment adjusted net revenues recognition and allocation between market verticals including the following changes: (i) adjustment to methodology in QIWI Kazakhstan to conform with the methodology used in QIWI’s Russian operations and corresponding reallocation of Kazakhstan payment volumes and payment adjusted net revenues to appropriate market verticals; (ii) adjustment to methodology of revenue and cost allocation between categories and corresponding reallocation of certain commissions and costs between market verticals; (iii) change in methodology of accounting for transactions in foreign currencies and corresponding revaluation of certain volumes, costs and revenues; (iv) change in methodology of Contact and Rapida volume recognition in ongoing effort to bring methodology in line with QIWI’s processes and procedures (see also Note (4) below). The adjustments made reduced total volumes for the period starting October 1, 2015 to December 31, 2015 by RUB 5.4 billion and affected the allocation of payment adjusted net revenue between market verticals. The updated methodology is applied starting fourth quarter 2016 with all previous data revised retrospectively.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 60.6569 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2016.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	In 2016 we introduced consumer commissions for certain types of P2P (wallet to wallet) transactions including cross currency transactions and transactions above certain limits. Corresponding volumes and payment adjusted net revenues are accounted for in our Money Remittances market vertical and amounted to RUB 8.8 billion and RUB 102 million respectively for the quarter ended December 31, 2016.
(5)	Payment Adjusted Net Revenue is calculated as the difference between Payment Revenue and Cost of payment revenue (excluding D&A) plus compensation to employees and related taxes allocated to payment revenue. Payment Revenue primarily consists of merchant and consumer fees. Cost of payment revenue primarily consists of commission to agents.
(6)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(7)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

QIWI plc.

Other Operating Data

	Full Year ended
	December 31, 2015(1)	December 31, 2016	December 31, 2016
	RUB	RUB	USD (2)
Payment volume (billion)(3)	860.3	847.0	14.0

E-commerce	119.3	143.8	2.4
Financial services	239.9	263.3	4.3
Money remittances(4)	161.7	184.1	3.0
Telecom	265.8	198.6	3.3
Other	73.6	57.2	0.9

Payment adjusted net revenue (million)(5)	7,522.3	8,510.0	140.3

E-commerce	3,438.8	3,992.0	65.8
Financial services	1,209.9	1,378.3	22.7
Money remittances(4)	1,416.6	1,963.3	32.4
Telecom	1,122.7	881.2	14.5
Other	334.4	295.2	4.9

Payment average net revenue yield	0.87%	1.00%	1.00%

E-commerce	2.88%	2.78%	2.78%
Financial services	0.50%	0.52%	0.52%
Money remittances(4)	0.88%	1.07%	1.07%
Telecom	0.42%	0.44%	0.44%
Other	0.45%	0.52%	0.52%

Total average Net Revenue Yield	1.19%	1.25%	1.25%
Active kiosks and terminals (units)(6)	172,269	162,173	162,173
Active Visa Qiwi Wallet accounts (million)(7)	16.1	17.2	17.2

(1)	Payment volumes, payment adjusted net revenue by vertical and payment average net revenue yields presented for the respective period in 2015 differ from the data previously published, including as presented in our 20-F and our quarterly earnings releases, and reflect adjustments made to the methodology of payment volumes and payment adjusted net revenues recognition and allocation between market verticals including the following changes: (i) adjustment to methodology in QIWI Kazakhstan to conform with the methodology used in QIWI’s Russian operations and corresponding reallocation of Kazakhstan payment volumes and payment adjusted net revenues to appropriate market verticals; (ii) adjustment to methodology of revenue and cost allocation between categories and corresponding reallocation of certain commissions and costs between market verticals; (iii) change in methodology of accounting for transactions in foreign currencies and corresponding revaluation of certain volumes, costs and revenues; (iv) change in methodology of Contact and Rapida volume recognition in ongoing effort to bring methodology in line with QIWI’s processes and procedures (see also Note (4) below). The adjustments made reduce total volumes for the period starting January 1, 2015 to December 31, 2015 by RUB 12.3 billion and materially effects the distribution of payment adjusted net revenue between market verticals. The updated methodology is applied starting fourth quarter 2016 with all previous data revised retrospectively.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 60.6569 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2016.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	In 2016 we introduced consumer commissions for certain types of P2P (wallet to wallet) transactions including cross currency transactions and transactions above certain limits. Corresponding volumes and payment adjusted net revenues are accounted for in our Money Remittances market vertical and amounted to RUB 17 billion and RUB 185 million respectively for the year ended December 31, 2016.
(5)	Payment Adjusted Net Revenue is calculated as the difference between Payment Revenue and Cost of payment revenue (excluding D&A) plus compensation to employees and related taxes allocated to payment revenue. Payment Revenue primarily consists of merchant and consumer fees. Cost of payment revenue primarily consists of commission to agents.
(6)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(7)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.